
12060311

SECU[...]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Liberties Securities, Inc. (D/B/A First Liberties Financial)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

369 Lexington Avenue , Suite 311
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hilary Bergman, President (917)639-5453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radin, Glass & Co., LLP
(Name – *if individual, state last, first, middle name*)

360 Lexington Avenue, (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hilary Bergman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberties Securities, Inc. (D/B/A First Liberties Financial), as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

HELEN R. LIAO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LI6151294
Qualified in Suffolk County
My Commission Expires August 14, 2014

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Liberties Securities, Inc
D/B/A First Liberties Financial

Financial Statements

Year Ended December 31, 2011

First Liberties Securities, Inc
D/B/A First Liberties Financial

Contents

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591



Independent Auditors' Report

March 1, 2012

Board of Directors
First Liberties Securities, Inc
D/B/A First Liberties Financial

We have audited the accompanying statement of financial condition of First Liberties Securities, Inc (D/B/A First Liberties Financial) (the "Company") as of December 31, 2011, and the related statements of operations and accumulated deficit, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Liberties Securities, Inc (D/B/A First Liberties Financial) as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Certified Public Accountants

First Liberties Securities, Inc
D/B/A First Liberties Financial
Statement of Financial Condition
December 31, 2011

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	58,467
Commissions receivable		59,339
Prepaid expenses		2,723
TOTAL CURRENT ASSETS		120,529
OTHER ASSET:		
Deposits		79,523
TOTAL ASSETS	$	200,052

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Account payable	$	23,195
Accrued expenses		46,881
TOTAL CURRENT LIABILITIES		70,076
COMMITMENTS AND CONTIGENCIES		--
STOCKHOLDER'S EQUITY:		
Common stock ($10 par value, 1,000 shares authorized, issued and outstanding)		10,000
Additional paid-in capital		386,219
Accumulated deficit		(266,243)
TOTAL STOCKHOLDER'S EQUITY		129,976
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	200,052

See notes to financial statements.

First Liberties Securities, Inc
D/B/A First Liberties Financial
Statement of Operations and Accumulated Deficit
For the Year Ended December 31, 2011

INCOME	$ 1,704,364
COST AND EXPENSES:	
Commissions	1,079,342
Investment banking fees	309,180
Other expenses	457,156
TOTAL COSTS AND EXPENSES	1,845,678
LOSS BEFORE INCOME TAXES	(141,314)
INCOME TAXES	1,054
NET LOSS	(142,368)
ACCUMULATED DEFICIT - Beginning	(123,875)
ACCUMULATED DEFICIT - Ending	$ (266,243)

See notes to financial statements.

First Liberties Securities, Inc
D/B/A First Liberties Financial
Statement of Cash Flows
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(142,368)
Adjustment to reconcile net loss to net cash use in operating activities:		
Source (use) of cash from changes in assets and liabilities		
Commissions receivable		(1,944)
Other receivable		5,330
Prepaid expenses		1,464
Deposits		(4,523)
Accounts payable		3,662
Accrued expenses		(17,768)
NET CASH USED IN OPERATING ACTIVITIES		(156,147)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Capital contributions from parent company		151,287
NET DECREASE IN CASH AND CASH EQUIVALENTS		(4,860)
CASH AND CASH EQUIVALENTS, Beginning		63,327
CASH AND CASH EQUIVALENTS, Ending	$	58,467
SUPPLEMENTAL DATA:		
Cash paid during the year:		
Interest	$	-
Income taxes	$	1,054

See notes to financial statements.

Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies:

Description of Business

First Liberties Securities, Inc (D/B/A First Liberties Financial) (the "Company") was incorporated in New York State on October 5, 1983. The corporation is a wholly owned subsidiary of Pelion Financial Group, Inc. (the "Parent") which acquired it on March 10, 2010. The Company is an introducing broker clearing all trades through Pershing LLC and RBC Capital Markets.

Cash and Cash Equivalents

The Company classifies cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase. Occasionally, the Company may have cash in excess of federally insured limits.

Cash and cash equivalents as of December 31, 2011 are composed of:

Cash	$	5,592
Money Market Funds		52,875
Total	$	58,467

Expenses billed to the Parent

Certain expenses, including payroll, rent, communications and overhead are billed to the Parent. The Company and its Parent in February 2011 retroactively agreed that such expenses would be recorded by the Company as an expense, with reimbursement simultaneously contributed to capital by the Parent. Additional paid in capital increased by $5,647 as a result of the contribution of such expenses. Minutes were approved in February 2011 approving the arrangement retroactive to January 2011.

Management believes that the Company has no liability, direct or contingent, to its Parent related to these expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Effective March 10, 2010 the Company is included in the consolidated Federal, state and city returns with the Parent. There are no temporary differences between tax and financial reporting for the Company. To the extent that the Company has any net operating carryforward it has been offset by an allowance. Four years ending December 31, 2011 are open for examination by the Internal Revenue Service.

Subsequent Events Evaluation

Management has evaluated subsequent events to determine if events or transactions occurring through March 1, 2012 require potential adjustment to or disclosure in the financial statements.

2. **Commissions Receivable:**

The commissions receivable represent monies due from mutual funds and clearing firm. None of the receivables were greater than thirty days old. No allowance for bad debt is needed.

3. **Deposit:**

The deposit consists of deposits with clearing organizations and security deposit on sublease of office space (See Note 8).

4. **Net Capital Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $122,730, which was $22,730 above its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.57 to 1.

5. **Clearing Broker Indemnification:**

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

6. **Financial Instruments with Off-Balance Sheet Risk:**

In the normal course of business, the Company may enter into security sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers used as collateral for bank loans or failed to receive), the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions. The Company had no such transactions outstanding as of December 31, 2011.

In the normal course of business, the Company may execute, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter-parties in the above situations. The Company's policy is to closely monitor its market exposure and counter-party risk.

7. **Audit by the Staff of the Securities and Exchange Commission:**

In October 2010 representatives of the Securities and Exchange Commission commenced an audit of the Company, which audit is ongoing. While the Company believes that at all times it was in compliance with the Commission's capital requirements, at the request of the auditor's, additional capital was invested after January 1, 2011.

8. Related Party Transactions:

The Company subleases its premises from the Parent on a month to month basis. Total rent expenses for the year ended December 31, 2011 was $34,875.

First Liberties Securities, Inc
D/B/A First Liberties Financial
Computation of Net Capital Under Rule 15c3-1
December 31, 2011

Total stockholders' equity from statement of financial condition	$	129,976
Deductions:		
Non-allowable assets		(7,246)
Haircut on securities		-
Net capital	$	122,730
Greater of:		
Minimum net capital required - 6 2/3% total aggregate indebtedness of $70,076, pursuant to Rule 15c3-1	$	4,672
Minimum dollar net capital requirement of reporting broker/dealer (line 12)	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	22,730
Net capital less greater of 10% of line 19 or 120% of line 12	$	2,730
Items included in statement of financial condition:		
Accounts payable	$	23,195
Accrued expenses		46,881
Total aggregate indebtedness (line 19)	$	70,076
Ratio: aggregate indebtedness to net capital		0.57

First Liberties Securities, Inc
D/B/A First Liberties Financial
Reconciliation of Net Capital Under Rule 15c3-1
December 31, 2011

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited Part II filing of Form X-17A-5

Net capital per computation contained in Part IIA of Form X-17A-5	$	129,136
Audit adjustments - adjustments by the Company		(6,406)
Net capital per audited report	$	122,730

First Liberties Securities, Inc
D/B/A First Liberties Financial
Other Information
December 31, 2011

1 Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

2 Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

First Liberties Securities, Inc
D/B/A First Liberties Financial

Supplemental Report Of
Certified Public Accountants

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591



Board of Directors
First Liberties Securities, Inc
D/B/A First Liberties Financial

In Planning and performing our audit of the financial statements of First Liberties Securities, Inc (D/B/A First Liberties Financial) (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants
New York, NY
March 1, 2012

First Liberties Securities, Inc
D/B/A First Liberties Financial

Independent Accountant's Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Year Ended December 31, 2011

Radin, Glass & Co., LLP
Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591



Independent Accountant's Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

March 1, 2012

To the Board of Directors
First Liberties Securities, Inc
D/B/A First Liberties Financial

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by First Liberties Securities, Inc D/B/A First Liberties Financial (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences and no adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences and no adjustments; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences and no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030673 FINRA DEC
FIRST LIBERTIES SECURITIES INC 7*7
D/B/A FIRST LIBERTIES FINANCIAL
369 LEXINGTON AVE FL 311
NEW YORK NY 10017-6516

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,260.91

B. Less payment made with SIPC-6 filed (exclude interest) (2,164.49)
7/29/2011
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 2,096.42

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,096.42

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,096.42

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Liberties Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 24th day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,704,365
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,704,365
2e. General Assessment @ .0025	$ 4,260.91 (to page 1, line 2.A.)